UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 15, 2019

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In the Matter of

Deep Green Waste & Recycling, Inc.
3225 Shallowford Road, NE
Suite 1020
Marietta, GA 30062

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10836

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      Deep Green Waste & Recycling, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 15, 2019.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary